Filed by: Abri SPAC I, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Abri SPAC I, Inc.

(Commission File No.: 333-268133)

ABRI SPAC I, INC. Announces Offer of Reverse Redemptions in Connection with Vote to Extend Period to
Consummate its Initial Business Combination.

New York, NY–December 09, 2022 – Abri SPAC I, Inc. (Nasdaq: ASPA, ASPAW, ASPAU, “Abri”), a special purpose acquisition company (“SPAC”), today announced that it will allow those holders of shares of the Company’s common stock originally sold as part of the units issued in its initial public offering that elected by 5:00 p.m. Eastern Time on December 07, 2022 to redeem their common stock (“Redeeming Stockholders”) in connection with the special meeting of stockholders held today at 10:00 Eastern time (the “Special Meeting”), to reverse their redemption requests by sending a DTC DWAC (Deposit/Withdrawal At Custodian) request to the Company’s transfer agent, Continental Stock & Transfer Company by 5:00 p.m. Eastern Time today, Friday December 09, 2022.

The Company proposed today at the special meeting, to amend the Company’s amended and restated certificate of incorporation and its investment trust agreement, to extend the date by which the Company must complete its initial business combination from February 12, 2023 (the “Termination Date”) up to the August 12, 2023 (the “Extension Date”), each extension for an additional one (1) month period (each an “Extension”), until August 12, 2023, by depositing into the Trust Account $87,500 (the “Extension Payment”) for each one-month Extension, for a maximum of $525,000 (the “Maximum Contribution”). The proposals were approved.

In connection with the special meeting, the Company received requests to redeem 4,931,548 shares from its public stockholders. The per-share pro rata portion of the trust account on December 9, 2022 was approximately $10.20. There are 802,372 non-redeemed shares remaining at the time of this press release.

The Company’s previously announced on September 9, 2022 that it had entered into a definitive merger agreement (“Merger Agreement”) for a business combination whereby it will merge with Abri Merger Sub, Inc., a wholly owned subsidiary of Abri SPAC I, Inc. (Nasdaq: ASPA, ASPAW, ASPAU, “Abri”), a special purpose acquisition company (“SPAC”).  Upon closing of the business combination, the combined company is expected to remain NASDAQ-listed under the name “DataLogiq, Inc.”

Participants in the Solicitation of Today’s Special Meeting

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to Extension Amendment Proposal and the Charter Amendment Proposal. A list of the names of those directors and executive officers and a description of their interests in the Company is available in the Proxy Statement and will be contained in the Registration Statement for the Business Combination, when available, each of which will be available free of charge at the SEC’s web site at www.sec.gov and https://www.cstproxy.com/abri-spac/2022 Additional information regarding the interests of such participants will be contained in the Registration Statement when available. (See additional information below)

About Abri SPAC I, Inc.

Abri is a blank check company formed for the purpose of effecting a business combination with one or more businesses. Although there was no restriction or limitation on what industry or geographic region its targets operated in, Abri pursued prospective targets that provide technological innovation in a range of traditionally managed industries with particular emphasis on the financial services industry. For more information, visit https://abri-spac.com.

About DLQ

DLQ, Inc. is a U.S.-based provider of e-commerce and digital customer acquisition solutions by simplifying digital advertising. It provides a data-driven, end-to-end marketing through its results solution or providing software to access data by activating campaigns across multiple channels.

The Company’s digital marketing business includes a holistic, self-serve ad tech platform. Its proprietary data-driven, AI-powered solutions allows brands and agencies to advertise across thousands of the world’s leading digital and connected TV publishers.

Important Information About the Merger and Where to Find It

In connection with the proposed Merger, Abri intends to file preliminary and definitive proxy statements with the SEC. The preliminary and definitive proxy statements and other relevant documents will be sent or given to the stockholders of Abri as of the record date established for voting on the proposed Merger and will contain important information about the proposed Merger and related matters. Stockholders of Abri and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement, in connection with Abri’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed Merger because the proxy statement will contain important information about Abri, DLQ and the proposed Merger.

When available, the definitive proxy statement for the Merger will be mailed to Abri’s stockholders as of a record date to be established for voting on the proposed Merger. Stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Abri SPAC I, Inc., 9663 Santa Monica Blvd., No 1091, Beverly Hills, CA 90210, telephone: (424) 732-1021.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding Abri’s proposed Merger with DLQ, Abri’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective managements of Abri and DLQ and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Abri or DLQ. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Merger, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Merger or that the approval of the stockholders of Abri or DLQ is not obtained; failure to realize the anticipated benefits of Merger; risk relating to the uncertainty of the projected financial information with respect to DLQ; the amount of redemption requests made by Abri’s stockholders; the overall level of consumer demand for DLQ’s products/services; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the financial strength of DLQ’s customers; DLQ’s ability to implement its business strategy; changes in governmental regulation, DLQ’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to DLQ’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; stability of DLQ’s suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 pandemic; the impact that global climate change trends may have on DLQ and its suppliers and customers; DLQ’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, DLQ’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. More information on potential factors that could affect Abri’s or DLQ’s financial results is included from time to time in Abri’s public reports filed with the SEC, as well as the preliminary and the definitive proxy statements that Abri intends to file with the SEC in connection with Abri’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed Merger. If any of these risks materialize or Abri’s or DLQ’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Abri nor DLQ presently know, or that Abri and DLQ currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Abri’s and DLQ’s expectations, plans or forecasts of future events and views as of the date of this press release. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Abri and DLQ anticipate that subsequent events and developments will cause their assessments to change. However, while Abri and DLQ may elect to update these forward-looking statements at some point in the future, Abri and DLQ specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Abri’s or DLQ’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Redemption Contact:

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

Media Contacts

DLQ & Logiq

Brent Suen | ir@logiq.com | +1.808.829.1057

Abri

Jeffrey Tirman | info@abriadv.com | +1.424.732.1021

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